SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 2nd, 2017

DATE, TIME AND PLACE: February 2nd 2017, at 2:30 p.m., in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”), was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti e Stefano De Angelis either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified the absence of Messrs. Mario Di Mauro and Piergiorgio Peluso.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Control and Risks Committee;  (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Compensation Committee;  (4) To acknowledge on the CAE’s Concise Annual Report; (5) To analyze the financial statements of the Company, the respective explanatory notes, as well as the Management Report, all related to the fiscal year ended on December 31st, 2016 and to resolve on their submission to the Annual Shareholder’s meeting; (6) To analyze the Management’s proposal for the allocation of the results related to the year of 2016 and the dividend distribution by the Company, and to resolve on its submission to the Shareholder’s meeting to be convened; (7) To resolve on the proposal of the use of deferred income tax and social contribution (IN CVM 371);  (8) To acknowledge on the disclosure to the market of the industrial plan 2017-2019; (9) To approve the Conditions of the Exercise of the Long-Term Incentive Program; and (10) To appoint the Executive Officers of Intelig Telecomunicações Ltda.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), at its meeting held on February 1st, 2017, in accordance with the report presented by Mr. Franco Bertone, President of the CCR;

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”), at its meetings held on February 1st and 2nd, 2017, in accordance with the report presented by Mr. Alberto Whitaker, Coordinator of the CAE;

(3) Acknowledged on the activities carried out by the Compensation Committee (“CR”), at its meeting held on January 24th, 2017, in accordance with the report presented by Mr. Manoel Horacio Francisco da Silva, President of the CR;

(4) Acknowledged on the CAE’s Concise Annual Report, approved on February 2nd, 2017, related to the activities carried out during 2016, which shall follow the Company’s Financial Statements, dated as of December 31st, 2016;

(5) Analysed the Management Report and the Company’s Individual and Consolidated Financial Statements Proposal, dated as of December 31st, 2016, based on the information provided by the Company’s Management. The Board Members considered the favorable opinion of: (i) the Fiscal Council;  (ii) the CAE; and (iii) BDO RCS Auditores Independentes S.S. (“BDO”) that, in the course of their work, verified the appropriateness of such documents, stating that they properly reflect, in all material aspects, the Company and its subsidiaries’ financial and equity position. The Board Members, as it follows, approved the submission of the Management Report, the Company’s Individual and Consolidated Financial Statement Proposal, dated as of December 31st, 2016, to the Company’s Annual Shareholders’ Meeting to be convened;

(6) Analyzed the Management’s Proposal for the allocation of the results related to the year of 2016 and the dividend distribution by the Company, based on the Fiscal Council’s favorable opinion, and approved its submission to the Company’s Annual Shareholders Meeting to be convened;

(7) Approved the technical study about the accounting of the deferred tax assets, Income Tax and Social Contribution on Net Income, of the Company and its subsidiaries, after the BDO’s opinion and Fiscal Council’s assessment, all in accordance with CVM’s instruction No. 371/2002;

(8) Mr. Stefano De Angelis, Chief Executive Officer of the Company, presented the Industrial Plan for the years 2017-2019 to be disclosed to the Market, which is filed at the Company's headquarters.

(9) Approved the Conditions of Exercise of the Company's Long-Term Incentive Program, all according to material presented by Mr. Flavio Morelli, director of the Human Resources area of the Company, which is filed at the Company's headquarters; and

(10) In accordance with Article 22, item XXIV of the Company’s By-laws, appointed to compose the Statutory Board of Officers of Intelig Telecomunicações Ltda. (“INTELIG”), a subsidiary of the Company, Mr. Pietro Labriola, for the position of Chief Executive Officer, and Mr. Leonardo Capdeville, for the position of Executive Officer. Once the appointment has been approved, the Board of Statutory Officers shall be composed by 4 (four) Officers: Pietro Labriola, Chief Executive Officer, Adrian Calaza, Leonardo Capdeville and Jaques Horn, Executive Officers.

CLARIFICATIONS AND CLOSING: It is registered in these minutes that Ms. Francesca Petralia attended the meeting during the itens (4) and (5) of the Agenda. With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti e Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 2nd, 2017.

 JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 2, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.